Filed by Questcor Pharmaceuticals, Inc.

Commission File No. 001-14758

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Commission File No. 001-14758

April 7, 2014

Dear Questcor Employees:

I am writing to share some important and exciting news about our company. Today we announced that Questcor will merge with Mallinckrodt to create a diversified specialty pharmaceutical leader with strong commercialization capabilities, an enhanced research platform and a powerful financial profile that will support more robust drug development capabilities. In short, this transaction creates a combined company that will be better positioned to meet the needs of patients around the world.

Under the terms of the merger, Questcor shareholders will receive $30.00 per share and 0.897 Mallinckrodt shares for each share of Questcor common stock they own, for a total approximate consideration of $86.10 per Questcor share, had the merger occurred at Friday’s closing Mallinckrodt share price. Following completion of the merger, Mallinckrodt shareholders will own approximately 50.5% and Questcor shareholders will own approximately 49.5% of the combined company’s stock. Upon closing, which we expect to occur sometime in the third quarter of 2014, Questcor’s commercial operation will operate as a separate business unit led by Steve Cartt, reporting to the Mallinckrodt CEO, Mark Trudeau. Additionally, I will join the Mallinckrodt Board of Directors, as will current independent Questcor Board members Angus Russell and Virgil Thompson. A copy of the press release issued this morning is attached.

Domiciled in Ireland, Mallinckrodt is a publicly traded, diversified pharmaceutical company with a focus on difficult-to-manufacture healthcare products, specialty generics and controlled substances. Mallinckrodt’s current areas of focus include pain management, central nervous system disorders and medical imaging. Their portfolio includes EXALGO® (hydromorphone HCl) for moderate to severe round-the-clock pain management, XARTEMIS™ XR (oxycodone HCl and acetaminophen) for acute pain treatment, PENNSAID® (diclofenac sodium) 2% for the topical treatment of osteoarthritis of the knees, and a variety of specialty generic medicines that treat conditions including pain and ADHD. With U.S. operations based in St. Louis, Missouri, Mallinckrodt has more than 5,500 employees worldwide and a commercial presence in roughly 70 countries. The company generated revenues of $2.2 billion in fiscal 2013.

The potential for this combined organization is tremendous. Together, we expect we’ll be a larger, more competitive company with significantly enhanced financial, R&D and commercialization capabilities that will allow us to provide patients with a wider range of therapeutic solutions and compete more effectively in the global pharmaceutical marketplace. The combined company will boast a growing portfolio, a global sales reach and a highly diversified revenue stream. Acthar will, of course, be a very important component of these long-term plans. As part of a stronger, larger and far more diversified company, we expect that many of you will benefit from greater career and professional development opportunities as well.

In terms of next steps, we are assembling a team comprised of people from both companies that will develop plans to integrate Questcor and Mallinckrodt following the closing of the transaction. Given the complementary operations of both companies, we expect this integration and transition to be relatively straightforward. However, I understand that this is a major and unexpected announcement, and that it will create questions for many of you. We will do our best to answer your questions as soon as possible. In the meantime, it’s important that we all continue to focus on Questcor’s business and deliver the same outstanding service and dedication that physicians and patients have come to expect from us. We have all built a fabulous business together and I am grateful for your continued focus on delivering positive results for patients and for the Acthar business, which, over time, has been a hallmark of our team and a tribute to your unmatched professionalism.

We are committed to keeping you informed as we move throughout this process, and we will hold a series of meetings and teleconferences with Questcor employees to provide details as they emerge and to answer questions. The first of these meetings and teleconferences are currently in the process of being scheduled.

Finally, today’s announcement may lead to questions or contacts from a variety of outside parties. As all Questcor employees are already well aware, of course, if you receive any inquiries from the media or investment community, please forward them to Michael Mulroy, Executive Vice President and General Counsel, at (714) 786-4220 or Michael.Mulroy@Questcor.com.

Thanks to your dedication and talent, we have rescued an important drug and maintained its availability for patients. In the process, we have also delivered strong revenue growth and profitability, tremendous returns for shareholders and hope for tens of thousands of patients. Your individual contributions and teamwork have made us the highly successful company we are today, and in reality none of us should be too surprised that a forward-looking and growth-oriented company such as Mallinckrodt would seek to join forces with us. I hope that all of you will share my enthusiasm for this compelling combination.

Sincerely,

Don Bailey

President and CEO

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt plc (“Mallinckrodt”) and Questcor Pharmaceuticals, Inc. (“Questcor”) operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the area of nephrotic syndrome and Lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013; (ii) the SEC filings of

Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The definitive joint proxy statement/prospectus will be delivered to shareholders of Mallinckrodt and Questcor. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s internet website at www.mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of the documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.

Participants in the Merger Solicitation

Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 24, 2014. Information about the directors and executive officers of Questcor is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.